SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          NORTH SHORE CAPITAL III, INC.
                              (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                     N/A
                               (CUSIP Number)

                            GERARD M. WERNER, ESQ.
                           5627 Bellington Avenue
                            Springfield, VA 22151
                               (703)-307-2562

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               June 26, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                    13D


- -----------------------------------------------------------------------------



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GERARD WERNER
     ###-##-####

- -----------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


- -----------------------------------------------------------------------------



3    SEC USE ONLY


- -----------------------------------------------------------------------------



4    SOURCE OF FUNDS

     PF

- -----------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


- -----------------------------------------------------------------------------



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                    -------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF
                         GERARD WERNER
                         2,200,000

SHARES-------------------------------------------------
                    8    SHARED VOTING POWER
BENEFICIALLY


OWNED BY-------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         GERARD WERNER
                         2,200,000

REPORTING-------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
PERSON WITH

- -----------------------------------------------------------------------------



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,200,000

- -----------------------------------------------------------------------------



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

- ------------------------------------------------------------------------------




13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97.89%

- -----------------------------------------------------------------------------



14   TYPE OF REPORTING PERSON*

     IN
- -----------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of North Shore Capital III, Inc., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 5627 Bellington Avenue, Springfield, Virginia 22151.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Gerard Werner, (the
"Shareholder").

     (b) The business address of the Shareholder is c/o North Shore Capital III, Inc., 5627 Bellington Avenue, Springfield, VA 22151.

     (c) The present principal occupation or employment of the Shareholder, Gerard Werner, is Director and President of the Issuer.

The following table sets forth the membership of the Shareholder and ownership of its Issuer common stock:

Beneficial Ownership.

PRINCIPAL STOCKHOLDERS

     The following table sets forth as of February 3, 1999, information with respect to the beneficial ownership of the Issuer's outstanding Common Stock by (i) each director and executive officer of the Issuer, (ii) all directors and executive officers of the Issuer as a group, and (iii) each shareholder who was known by the Issuer to be the beneficial owner of more than 5% of the Issuer's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.


Name and Address                  Number of      Percent of
                                  Shares Owned   Class Owned
                                  Beneficially

Gerard Werner, Esq.(1)


5627 Bellington Avenue
Springfield, VA 22151              2,200,000      97.89%


All directors and executive
officers as a group (1 person )    2,200,000      97.89%

(1)  The person listed is the sole officer and director of the Issuer.

Management has no plans to issue any additional securities to management, promoters or their affiliates or associates and will do so only if such issuance is in the best interests of shareholders of the Issuer and complies with all applicable federal and state securities rules and regulations.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholder holds the securities described herein in connection with the original issuance of North Shore Capital III, Inc. Common Stock.

Since February 3, 1999 (the date of the Issuer's formation), the Issuer has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


Name                 Date of    Shares      Aggregate     Purchase
                     Sale                   Purchase      Price
                                            Price         per Share


Gerard Werner        02/03/99   2,200,000   $4,400 (1)   $0.002


(1) Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

     With respect to the sales made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Issuer.

     Each of the sales listed above was made either for cash or for services. Sales for which the consideration was services were made in reliance upon the exemption from registration provided by Rule 701 adopted pursuant to Section 3(b) of the Securities Act of 1933. Sales for which the consideration was cash were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. Based upon the Preincorporation Consultation and Subscription Agreement executed by the persons who acquired shares for services, and the Subscription Agreement and Investment Representations executed by persons who acquired shares for cash, and based upon the pre-existing relationship between the cash subscribers and the Issuer's officers and directors, the Issuer had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Issuer's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder holds the Common Stock as a control person and affiliate of the Issuer.

     (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries.

     (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

     (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure.

     (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person.

     (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholder beneficially owns 2,200,000 shares of Common Stock, representing 97.89% of the total issued and outstanding shares of Common Stock. The Shareholder has sole power to direct the vote of 2,200,000 shares and sole power to direct the disposition of 2,200,000 shares.

     (a) Number of Shares and Percentage of Common Stock Owned as of the date of this filing:

     The following table sets forth as of February 3, 1999, information with respect to the beneficial ownership of the Issuer's outstanding Common Stock by (i) each director and executive officer of the Issuer, (ii) all directors and executive officers of the Issuer as a group, and (iii) each shareholder who was known by the Issuer to be the beneficial owner of more than 5% of the Issuer's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.


Name and Address                  Number of      Percent of
                                  Shares Owned   Class Owned
                                  Beneficially

Gerard Werner, Esq.(1)
5627 Bellington Avenue
Springfield, VA 22151              2,200,000     97.89%



All directors and executive
officers as a group (1 person)     2,200,000     97.89%

(1)  The person listed is the sole officer and director of the Issuer.

Management has no plans to issue any additional securities to management, promoters or their affiliates or associates and will do so only if such issuance is in the best interests of shareholders of the Issuer and complies with all applicable federal and state securities rules and regulations.

     (b) The Shareholder, Gerard Werner, has the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder beneficially owns 2,200,000 shares of Common Stock of the Issuer, representing 97.89% of the total issued and outstanding shares of Common Stock of the Issuer. The Shareholder has the sole or shared authority to vote or direct the vote of the Shareholder's shares of Common Stock of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 19, 2001

         /s/ Gerard Werner,

         Director
         GERARD WERNER